UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50140

CUSIP NUMBER 00087F 10 2

(Check One):   ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: August 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SheerVision, Inc.

Full Name of Registrant

Former Name if Applicable
4030 Palos Verdes Drive N., Suite 104

Address of Principal Executive Office (Street and Number)

Rolling Hills, CA 90274

City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III—NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The financial statements necessary to file the Form 10-K in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Lewsadder	(310)	265-8918

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                               ☒ Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

SheerVision, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 30, 2009	By	/s/ Suzanne Lewsadder
Name: Suzanne Lewsadder
Title: Chief Executive Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

SheerVision, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the year ended August 31, 2009 as compared to the prior fiscal year.

Based on information available to us at this time, net sales decreased from approximately $4.4  million for the year ended August 31, 2008 to approximately $3.6 million for the year ended August 31, 2009, gross profit decreased from approximately $2.8 million for the year ended August 31, 2008 to approximately $2.2 million for the year ended August 31, 2009, operating expenses decreased from approximately $2.9 million in the year ended August 31, 2008 to approximately $2.4 million in the year ended August 31, 2009 and other expenses decreased from approximately $0.05 million for the year ended August 31, 2008 to other income of approximately $0.1 million for the year ended August 31, 2009,  resulting in a decrease of net loss of approximately $0.2 million for the year ended August 31, 2008 to approximately $0.1 million for the year ended August 31, 2009.

The decrease in net sales in the year ended August 31, 2009 was principally due to a decrease during the third and fourth quarters of 2009 in purchase orders from our largest distributor so as to reduce its inventory levels for items that were not selling as well as originally projected. The decrease in gross profits was attributable mainly due to a reduction in average unit sales price as well as a reduction in overall purchase orders from our largest distributor. The decrease in operating expenses was attributable principally to the decline in legal costs associated with the legal settlement that occurred in fiscal year 2008 and the decrease in salary payments as a result of the departure of our former President and Secretary.

The foregoing is qualified in its entirety by reference to our audited financial statements for the year ended August 31, 2009 to be filed in our Annual Report on Form 10-K for the year ended August 31, 2009.